FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




(Mark One)

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

                                       OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 0-24900

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             ITI TECHNOLOGIES, INC.
                            2266 Second Street North
                         North St. Paul, Minnesota 55109

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN


         ---------------------------------------------------------------







                    REPORT ON AUDITS OF FINANCIAL STATEMENTS

                        as of December 31, 1999 and 1998

                    and for the year ended December 31, 1999

                           AND SUPPLEMENTAL SCHEDULES

                             as of December 31, 1999

                           and for the year then ended

                                      INDEX

                                   ----------


                                                              Page(s)
                                                              -------

Report of Independent Accountants                               2

Financial Statements:
  Statement of Net Assets Available for
  Benefits as of December 31, 1999 and 1998                     3

  Statement of Changes in Net Assets
  Available for Benefits for the year ended
  December 31, 1999                                             4

Notes to Financial Statements                                   5-9


Supplemental Schedules:
  Schedule of Assets Held for
  Investment Purposes as of December 31, 1999                   10

  Schedule of Nonexempt Transactions
  for the year ended December 31, 1999                          12

Exhibits                                                        13

Signatures                                                      13

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of Interactive Technologies, Inc. 401(k) Investment Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Interactive Technologies, Inc. 401(k) Investment Plan (the "Plan") as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes as of December 31, 1999 and Nonexempt Transactions for the year ended December 31, 1999 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 1, effective May 2, 2000, the shareholders of ITI Technologies, Inc. approved the merger of ITI Technologies, Inc. and SLC Technologies, Inc.

                                       /s/ PricewaterhouseCoopers LLP
                                       PRICEWATERHOUSECOOPERS LLP

Minneapolis, Minnesota
May 24, 2000

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                        as of December 31, 1999 and 1998


                                                       1999             1998
                                ASSETS

Investments                                        $12,633,039      $ 9,846,177

Receivables:
     Participant contributions                          43,396           36,362
     Employer contribution                               7,144            6,000
                                                   -----------      -----------

          Total assets                              12,683,579        9,858,539

                              LIABILITIES

          Other liabilities                                938              938
                                                   -----------      -----------

     Net assets available for plan benefits        $12,682,641      $ 9,857,601
                                                   ===========      ===========




    The accompanying notes are an integral part of the financial statements.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                      for the year ended December 31, 1999


Additions
     Investment income:
          Net appreciation in fair value of investments            $  1,701,605
          Interest                                                       85,629
          Dividends                                                      57,522

     Contributions:
          Participant                                                 1,137,966
          Employer                                                      190,091
                                                                   ------------
               Total additions                                        3,172,813
                                                                   ------------

Deductions:
     Benefits paid to participants                                     (158,068)
     Rollover to qualified plans                                       (189,705)
                                                                   ------------
          Total deductions                                             (347,773)
                                                                   ------------

Net increase                                                          2,825,040
Net asset available for plan benefits:
     Beginning of year                                                9,857,601
                                                                   ------------
     End of year                                                   $ 12,682,641
                                                                   ============




    The accompanying notes are an integral part of the financial statements.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Interactive Technologies, Inc. 401(k) Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

GENERAL

The Plan is a contributory defined contribution plan available to all eligible employees of Interactive Technologies, Inc. (the Company), a wholly owned subsidiary of ITI Technologies, Inc. (ITI). The Company is the plan sponsor and administrator. Three employees of the Company have been appointed trustees of the Plan. The Prudential Insurance Company of America (Prudential) is the custodian of the Plan's assets, except for the guaranteed insurance contracts, for which the custodians are the respective insurance companies, and the money market fund, for which The Vanguard Group is the custodian. Employee participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

SUBSEQUENT EVENT

On May 2, 2000, ITI's shareholders approved a merger with SLC Technologies, Inc.
(SLC). SLC, headquartered in Portland, Oregon, is a global integrated communications technology company with products for commercial security, fire protection, CCTV, electronic access control and fiber optic communications systems.

It has not yet been determined whether the Plan will be merged into any existing or newly formed plans or whether participants will be allowed to roll over their account balances directly into one of these plans. Until such determination, the Plan shall continue to be maintained as designed.

CONTRIBUTIONS

Participants may contribute up to a maximum of 18% of their compensation. Matching contributions by the Company for the benefit of participants are discretionary and are determined annually by the Board of Directors. For 1999 and 1998, Company matching contributions were equal to 50% of each participant's contributions limited to a maximum contribution of 1.5% of each participant's compensation. The Company also has the option to make a discretionary profit sharing contribution to the Plan which would be allocated to participants based on the participants' relative compensation as defined by the Plan. During 1999 and 1998, the Company did not make a discretionary profit sharing contribution to the Plan.

PARTICIPANT ACCOUNTS

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers seven mutual funds, a guaranteed interest fund and a Company Stock Fund as investment options for participants.

The allocation of the participant's contributions to these investment funds is selected by the participant and may be changed daily. Each participant's account is credited with the participant's contributions and his or her share of employer matching contributions, if any. Allocation of investment income is based on the value of participant's account at the close of each day.

Non-participant directed investments consist of investments in guaranteed insurance contracts and money market instruments and represent investments of the Plan prior to the adoption of participant

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS (CONTINUED)

directed investment options. The Plan is in the process of liquidating these investments. However, amounts which may be withdrawn from the insurance contracts without penalty are restricted as defined by the terms of the contracts. Amounts withdrawn from the insurance contracts are allocated to each participant's account based on the participant's relative investment percentage in such contracts.

ELIGIBILITY

Employees are eligible to participate in the Plan and to receive employer contributions upon reaching 19 years of age and completing one year of service during which the employee must earn at least 1,000 hours.

VESTING

Participants are immediately fully vested in the value of their accounts, including participant and employer contributions and related net investment earnings.

BENEFITS

Vested interests are distributed to participants upon death, retirement or termination of employment. Participants may elect payment in a lump sum or in the form of an annuity as described in the Plan document. Distributions are also permitted for reasons of proven financial hardship as outlined in the Plan document. Participant benefit payments may be subject to federal income tax.

PLAN TERMINATION

While the Company has not expressed any intent to discontinue the Plan, it is free to do so at any time. In the event the Company terminates the Plan, the net assets of the Plan will be allocated among the participants or beneficiaries based on the participants' account balances. See also the subsequent event described above.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared on the accrual basis. The following significant accounting policies were used to prepare the financial statements in accordance with accepted accounting principles generally accepted in the United States.

BASIS OF PRESENTATION

On September 15, 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
(SOP) 99-3, "Accounting for and Reporting of Certain Employee Benefit Plan Investments and Other Disclosure Matters." SOP 99-3 is effective for financial statements of plan years ending after December 15, 1999 and was implemented by the plan as of and for the Plan year ended December 31, 1999. SOP 99-3 revised the requirements for disclosure of separate fund information for participant-directed investment options and other investment-related disclosures, but had no effect on net assets available for benefits.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

VALUATION OF INVESTMENTS

Investments in money market funds are recorded at the underlying net asset value per unit, which approximates fair value based on the quoted market price of these funds. Investments in mutual funds are recorded at fair value based on the quoted market price of these funds. The guaranteed interest fund and guaranteed insurance contracts are stated at estimated fair value, which approximates contract value. Fair value represents contributions made under the contract plus interest at the guaranteed rate, less funds used to pay benefits. The viability and return of each of the guaranteed insurance contracts is dependent on, among other factors, the financial results of the underlying issuers. Investments in the ITI Stock Fund are recorded at the underlying fair value of ITI's common stock based on the quoted market price.

INTEREST AND DIVIDEND INCOME

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex dividend date.

NET APPRECIATION IN FAIR VALUE OF INVESTMENTS

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments which consists of realized gains or losses and the unrealized appreciation on those investments.

PLAN EXPENSES

Administrative expenses of the Plan are paid by the Company.

PAYMENT OF BENEFITS

Benefit payments are recorded when paid.

USE OF ESTIMATES

The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in various combinations of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

4. INVESTMENTS

The following present investments that represent 5% or more of the Plan's net assets:

                                                       December 31,
                                             ------------------------------
                                                 1999              1998
                                             -------------     ------------
     Prudential Funds:
          Stock Index Fund                    $1,881,454        $1,695,085
          World International Stock Fund         814,919           680,997
          Jennison Growth Fund                 3,160,351         2,242,003
          Balanced Fund                          635,553           592,221
          Guaranteed Interest Account            668,749           470,676
     ITI Stock Fund                            3,198,442         2,063,802

*  Nonparticipant-directed

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,701,605 as follows:

     Mutual funds                               $1,535,845
     ITI common stock                              165,760
                                                ----------
                                                $1,701,605
                                                ==========

5. NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

                                                         December 31,
                                               ------------------------------
                                                   1999              1998
                                               -------------     ------------
     Net assets:
          Guaranteed insurance contracts        $1,331,238        $1,273,077
          Money market funds                        15,266            14,766
                                                ----------        ----------
                                                $1,346,504        $1,287,843
                                                ==========        ==========


                                                        Year Ended
                                                     December 31, 1999
                                                   ---------------------
     Changes in net assets:
          Interest income                                 $58,911
          Contributions                                     1,200
     Benefits paid to participants                         (1,450)
                                                          -------
                                                          $58,661
                                                          =======

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS

6. TAX STATUS

The Plan received a favorable determination letter from the Internal Revenue Service, dated September 22, 1995, indicating that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (IRC) and is therefore generally exempt from federal income taxes under provisions of Section 501(a). The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been recorded in the Statement of Changes in Net Assets Available for Benefits.

7. PARTY-IN-INTEREST TRANSACTIONS

In 1999, at the participants' election, participant and employer matching contributions were invested in the ITI Stock Fund. In 1999, purchases and sales of ITI common stock were $2,214,350 and $1,245,469, respectively.

In 1999, at the participants' election, participant and employer matching contributions were invested in funds under the control of Prudential. In 1999 purchases and sales of these investments were 3,312,644 and 2,974,687, respectively.

                             SUPPLEMENTAL SCHEDULES


              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1999
                                 EIN 41-1387419
                                 Plan Number 001

(a)                          (b)                                              (c)                              (d)          (e)
                                                       DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                 IDENTITY OF ISSUE, BORROWER,                     RATE OF INTEREST, COLLATERAL                            CURRENT
                   LESSOR OR SIMILAR PARTY                            PAR OR MATURITY DATE                     COST**      VALUE
       The Vanguard Group Money Market Fund            15,266 units                                         $   15,266   $   15,266
                                                                                                            ----------   ----------

 *     ITI Technologies, Inc. (ITI)/The Prudential     Investment in the common stock of ITI, 106,615
        Insurance Company of America (Prudential)      shares                                                             3,198,442
        ITI Stock Fund                                                                                                   ----------

       Guaranteed insurance contracts:

        American Life                                  Guaranteed Insurance Contract, #ON890313, 4.5%,
                                                       maturing April 1, 2019                                  130,920      130,920

        Bradford National Life                         Guaranteed Insurance Contract, #90002645, 5.0%,
                                                       maturing January 28, 2000                               184,006      184,006

        Massachusetts General Life                     Guaranteed Insurance Contract, #10GA001586, 5.8%,
                                                       maturing January 29, 2015                               236,749      236,749

        Massachusetts General Life                     Guaranteed Insurance Contract, #10GA009835, 4.0%,
                                                       maturing March 23, 2022                                 143,001      143,001

        Massachusetts General Life                     Guaranteed Insurance Contract, #10GA006548, 4.2%,
                                                       maturing January 29, 2014                               229,094      229,094

        USG Life                                       Guaranteed Insurance Contract, #US097474, 4.7%,
                                                       maturing June 5, 2021                                   407,468      407,468
                                                                                                            ----------   ----------

         Total Guaranteed Insurance Contracts:                                                               1,331,238    1,331,238
                                                                                                            ----------   ----------
 *      Prudential Guaranteed Interest Account         Portfolio of investments in fixed income
                                                       securities with short to intermediate maturities,
                                                       6.3%                                                                 668,749
                                                                                                                         ----------
       Mutual funds:

 *      Prudential Active Balanced Fund                Portfolio of equity securities, fixed-income
                                                       securities and money market instruments, 30,879
                                                       units                                                                412,237

 *      Prudential Stock Index Fund                    Portfolio of equity securities that are as a
                                                       group, designed to duplicate the price and yield
                                                       performance of the S&P 500, 57,802 units                           1,881,454

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
     LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (continued)
                             as of December 31, 1999
                                 EIN 41-1387419
                                 Plan Number 001

(a)                          (b)                                              (c)                              (d)          (e)
                                                       DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE,
                IDENTITY OF ISSUE, BORROWER,                      RATE OF INTEREST, COLLATERAL                            CURRENT
                  LESSOR OR SIMILAR PARTY                             PAR OR MATURITY DATE                     COST**      VALUE
 *     Prudential World International Stock Fund       Portfolio of common stock and preferred stock of                     814,919
                                                       foreign issuers, and up to 35% in other
                                                       equity-related securities of foreign issuers;
                                                       common stock, preferred stock and other
                                                       equity-related securities of U.S. issuers;
                                                       investment grade debt securities of domestic and
                                                       foreign corporations, governments, governmental
                                                       entities and supranational entities; and
                                                       high-quality domestic money market instruments
                                                       and short-term fixed income securities, 33,481
                                                       units

 *     Prudential Jennison Growth Fund                 Portfolio of common stock, preferred stock and                     3,160,351
                                                       securities convertible into common stock of
                                                       established companies which Prudential has
                                                       stated as having above average growth prospects,
                                                       127,898 units

 *     Prudential Moneymart Fund                       Portfolio of money market instruments with                           309,731
                                                       maturities of thirteen months or less, 309,731
                                                       units

 *     Prudential Balanced Fund                        Portfolio of equity securities (including                            635,553
                                                       securities convertible into equity securities),
                                                       debt obligations and money market instruments,
                                                       51,213 units

 *     Prudential Government Income Fund               Portfolio of U.S. government securities,                             205,099
                                                       including U.S. treasury bills, notes, bonds and                  -----------
                                                       other debt securities listed by the U.S.
                                                       Treasury, and obligations issued or guaranteed
                                                       by U.S. government agencies or
                                                       instrumentalities, and investments in various
                                                       derivative transactions such as the purchase and
                                                       sale of put and call options, 24,388 units

        Total Mutual Funds                                                                                                8,088,093
                                                                                                                        -----------

        Total Investments                                                                                               $12,633,039
                                                                                                                        ===========

*  Denotes party-in-interest.
** Historical cost information is not required for participant directed investments.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                  LINE 27e - SCHEDULE OF NONEXEMPT TRANSACTIONS
                      for the year ended December 31, 1999
                                 EIN 41-1387419
                                 Plan Number 001

           (a)                          (b)                           (c)                  (e)         (h)           (i)
                                                                                                                   CURRENT
                                                                                                                    VALUE
                                                                                                                 OF ASSET ON
        IDENTITY OF                 RELATIONSHIP                 DESCRIPTION OF          SELLING     COST OF     TRANSACTION
      PARTY INVOLVED                  TO PLAN                     TRANSACTIONS            PRICE       ASSET          DATE

ITI / The Vanguard Group     Employer / Non-participant     Advance on Withdrawal to      $1,450      $1,450        $1,450
Money Market Fund            Direct Investment              Employee


Note (1): Columns (d), (f), (g), and (j) were not included as they are not applicable.

              INTERACTIVE TECHNOLOGIES, INC. 401(K) INVESTMENT PLAN
                                    EXHIBITS


The following documents are filed as exhibits to this Report:

Exhibit No.           Document
-----------           --------

    23                Consent of Independent Accountants





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                  INTERACTIVE TECHNOLOGIES, INC. 401(K)
                                    INVESTMENT PLAN


DATE: June 29, 2000               By:   /s/ Charles A. Durant
                                      ------------------------------------------
                                        Charles A. Durant
                                        Vice President and General Counsel

                                  EXHIBIT INDEX


Exhibit No.   Document                             Method of Filing
-----------   --------                             ----------------

    23        Consent of Independent Accountants   Filed herewith electronically